SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month January 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

January 26, 2012

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES

CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Credicorp’s Board of Directors, in its session held on January 25, 2012, agreed to create the Remuneration and Compensation Committee whose main responsibilities, among others, will be: to define the remuneration, compensation and other benefits policies that should be applied in all Credicorp’s subsidiaries; to delineate the remuneration and compensation policies of the main executives of Credicorp and its subsidiaries; and to outline the compensation policy of the Board of Directors of all Credicorp’s subsidiaries.

Credicorp’s subsidiaries should be aligned to such policies.

The Committee will be composed by Mr. Dionisio Romero P. (Chairman of the Board of Directors), Mr. Raimundo Morales (Vice- Chairman of the Board of Directors), Mr. Reynaldo Llosa Barber (member of the Board of Directors) and Mr. Walter Bayly (Chief Operating Officer).

Sincerely,

/s/	Mario Ferrari
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative